Filed by Guidant Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Subject Company’s Exchange Act File No.: 001-13388

Boston Scientific and Guidant Corporation have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction. This material is not a substitute for the preliminary prospectus/proxy statement Boston Scientific and Guidant Corporation have filed with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the preliminary prospectus/proxy statement and any other relevant documents, when available, which will contain important information about the proposed transaction. The preliminary prospectus/proxy statement and other documents filed or to be filed by Boston Scientific and Guidant Corporation with the SEC are or will be available free of charge at the SEC's website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations; or from Guidant Corporation by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Boston Scientific, Guidant Corporation, and their respective directors, executive officers and other employees may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about Boston Scientific's directors and executive officers is available in Boston Scientific's proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders; and information about Guidant Corporation's directors and executive officers is available in Guidant's most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement referred to above.

Attached is a message sent to all Guidant employees on February 22, 2006.

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February 22, 2006

Dear Employee:

It's been over two weeks since you were introduced via letter to Boston Scientific, our merger partner (for Cardiac Rhythm Management and Cardiac Surgery) and, because of antitrust regulatory reasons, Abbott Laboratories (for Vascular Intervention and Endovascular Solutions). There have been many face-to-face meetings with their senior management representatives around the globe as we attempt to get acquainted. Work is proceeding to separate Guidant into the two distinctive parts necessary for a successful deal closure.

Closing this deal is an extraordinary and complex task with many temporary uncertainties for our employees, customers, and shareholders. However, all regulatory filings necessary for government approvals have been made on schedule, and we are planning a special Guidant shareholders meeting to approve the Boston Scientific deal around the end of the first quarter. Boston Scientific will also have a special shareholders meeting for the same purpose. Our stock has traded recently around $76 per share (very near the $80 deal price), which indicates that Wall Street assigns a high probability of a successful near-term close.

I'm pleased to report that the company is continuing to make operational and clinical progress. I'm personally optimistic that we are on track for a bright new future, and we will continue to provide updates as major milestones are accomplished. Again, let me express my appreciation to all employees for their dedication as we move to a new era.

Very truly yours,

James M. Cornelius

Chairman of the Board and Chief Executive Officer

Boston Scientific and Guidant Corporation have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction. This material is not a substitute for the preliminary prospectus/proxy statement Boston Scientific and Guidant Corporation have filed with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the preliminary prospectus/proxy statement and any other relevant documents, when available, which will contain important information about the proposed transaction. The preliminary prospectus/proxy statement and other documents filed or to be filed by Boston Scientific and Guidant Corporation with the SEC are or will be available free of charge at the SEC's website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations; or from Guidant Corporation by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Boston Scientific, Guidant Corporation, and their respective directors, executive officers and other employees may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about Boston Scientific's directors and executive officers is available in Boston Scientific's proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders; and information about Guidant Corporation's directors and executive officers is available in Guidant's most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement referred to above.

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